Exhibit 99.9

CONSENT OF RICHARD KIEL

In connection with the filing on Form 6-K with the Securities and Exchange Commission (the “SEC”), of the technical report entitled “Hod Maden Project Feasibility Study – Technical Report NI 43-101”, dated December 15, 2021 (the “Technical Report”) and the Material Change Report (“MCR”) of Sandstorm Gold Ltd. (the “Company”) dated December 15, 2021, I, Richard Kiel, Principal Geological Engineer, consent to: (i) the filing of the Technical Report with the SEC by the Company; (ii) any extracts from or a summary of the portions of the Technical Report for which I am responsible in the news release of the Company dated December 15, 2021 (the “News Release”) also filed on Form 6-K with the SEC; (iii) the use of and references to my name in connection with the Technical Report, the MCR and the News Release, as an expert or “qualified person,” who has reviewed, prepared or approved the disclosure of the scientific and technical information contained in the Technical Report, the MCR and the News Release and the use of the Technical Report, or portions thereof, contained in the MCR and News Release, all of the above to the extent that I supervised the preparation of the portions of the Technical Report being referenced, and/or that I reviewed and approved such portions (the “Technical Information”), (iv) the use and inclusion of the Technical Information in the written disclosure contained in the MCR and the News Release, and (v) the incorporation by reference of the Technical Report, the MCR, the News Release and Technical Information into the Company’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented.

DATE: December 15, 2021.

/s/ Richard Kiel
Name: Richard Kiel Title: Principal Geological Engineer Company: Golder Associates USA Inc.

Golder Associates USA Inc.
7245 W Alaska Drive, Suite 200, Lakewood, Colorado, USA 80226	T: +1 303 980-0540 F: +1 (303) 985 2080